Mail Stop 4561

      June 28, 2006

Erika Rottenberg, Esquire
Senior Vice President, General Counsel
     and Secretary
SumTotal Systems, Inc.
1808 North Shoreline Boulevard
Mountain View, California 94043

Re:	SumTotal Systems, Inc.
	Registration Statement on Form S-3
	Filed on June 1, 2006
      File No. 333-134645
      Form 10-K for the year ended December 31, 2005
      Filed March 28, 2006
      File No. 0-50640

Dear Ms. Rottenberg,

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General
1. Your exhibit list omits a reference to a legality opinion. An executed legality opinion must be filed with a pre-effective amendment, and that document may be evaluated by the staff when it is provided.
Form 10-K for the year ended December 31, 2005

Item 9A.  Controls and Procedures, page 100
2. We note that your "disclosure controls and procedures are designed to ensure that information required to be disclosed by [SumTotal] in the reports that [it] file[s] or submit[s] under the Exchange Act is recorded, processed, summarized and reported accurately and on a timely basis." However, Item 307 requires that your Chief Executive
Officer and Chief Financial Officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph
(e)
of 13a-15 or 15d-15. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your Chief
Executive Officer and Interim Financial Officer were narrower than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15. Accordingly, revise your disclosure to conform precisely with the definition set forth by paragraph (e) of
13a-15 or 15d-15, or otherwise explain why your Chief Executive Officer and Chief Financial Officer have evaluated the company`s disclosure controls and procedures pursuant to a different definition.
3. You disclose on page 100 that SumTotal`s disclosure controls and procedures were not effective "because of the material weaknesses discussed below." Please clarify whether you are referring to the same three material weaknesses described under SumTotal`s internal control over financial reporting.
4. Please revise to disclose who discovered the material weaknesses to your disclosure controls and procedures, when the material weaknesses occurred, when the material weaknesses were discovered and the circumstances that led to the discovery of the material weaknesses. Also, please expand your disclosure to discuss any impact these material weaknesses have had on your financial statements and any restatements that have occurred as a result. You should similarly revise your periodic report for the period ended March 31, 2006.
5. You disclose several initiatives to improve the internal control structure of your company. Please revise to clarify whether these initiatives were also implemented to address the material weaknesses in your disclosure controls and procedures. Also, expand your disclosure to describe more precisely each initiative that you disclose. For example, disclose how SumTotal strengthened internal control over financial reporting throughout its management structure and describe the procedures that were implemented surrounding its access controls and segregation of duties between key IT functions.
Further, elaborate on the time frame in which these initiatives and procedures will be implemented. In this regard, we note that you plan to have your "overall program" implemented by December 31, 2006.
Your disclosure should also identify the party or parties responsible for creating and implementing the referenced initiatives. For example, was your audit committee involved in establishing the formal procedures? If so, explain the audit committees` role.
6. We refer you to the immediately preceding comment. We note your disclosure on page 104 that you believe that a number of deficiencies noted have been remediated through controls implemented, but that a period of testing is required to ensure that this has in fact taken place. Please expand your disclosure to identify which deficiencies management believes it has already addressed and which deficiencies it was continuing to eliminate as of the period ended December 31, 2005.
7. We reference the risk factor located in your Forms S-3 and 10-K that "[y]our internal controls and procedures may not be adequate to prevent or detect misstatements or errors." Please revise this risk factor in both filings to specifically disclose the fact that your disclosure controls and procedures and internal control over financial reporting are not effective and the resulting risks to investors. In particular, this risk factor should clearly alert investors to your ineffective disclosure controls and internal control over financial reporting for the fiscal year ended December
31, 2004, as well as the periods ended March 31, 2005, June 30,
2005,
September 30, 2005 and March 31, 2006. Also, the risk factor should disclose all material risks resulting from these circumstances, including the risk to SumTotal if it is unable to adequately correct the material weaknesses in its disclosure controls and procedures and its internal control over financial reporting. Alternatively, if you have determined that a revision to your current risk factor is unnecessary, supplementally advise of the basis for your conclusion.
8. We note that your Chief Executive Officer and Chief Financial Officer certified, in their Rule 13a-14(a) certifications, that based on their knowledge, "the financial statements, and other financial information included in [your filings], fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in
[your reports]." Given the material weakness discussed in your disclosure, disclose why you believe that the financial statements for the fiscal period covered by your reports "fairly present in all material respects the financial condition, results of operations and cash flows of the registrant." In this regard, describe the "additional analyses and other post-closing procedures to ensure our consolidated financial statements were prepared in accordance with generally accepted accounting principles." Similar disclosure should be included in your periodic report for the period ended March 31, 2006.
9. You disclose under "Changes in Internal Control Over Financial Reporting" that "[d]uring fiscal 2005 [you] undertook several initiatives to improve the internal control structure of the company.
In light of requirement that you report the changes made in SumTotal`s internal control over financial reporting that occurred during the last fiscal quarter, please disclose more specific information regarding the changes to SumTotal`s internal control over financial reporting made in the quarter ended December 31, 2005. Similar revisions should be made to the disclosure located in your Form 10-Q for the period ended March 31, 2006.

*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
Please contact Jeffrey Werbitt at (202) 551-3456 or me at (202)
551-
3462 with any other questions.

								Sincerely,



								Mark P. Shuman
								Branch Chief-Legal

cc:	Katherine A. Martin, Esquire
	Wilson Sonsini Goodrich & Rosati
	Professional Corporation
	650 Page Mill Road
	Palo Alto, California 94304

Erika Rottenberg, Esquire
SumTotal Systems, Inc.
June 28, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE